                                                 -------------------------------
                                                          OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
       Washington, D.C. 20549                     OMB Number:         3235-0145
                                                  Expires:     October 31, 1994
                                                  Estimated average burden
                                                 -------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be included in statements filed pursuant to Rule 13d-1(a)
            and Amendments thereto filed pursuant to Rule 13d-2(a)
                             (Amendment No. 4)/1/

                          GOOD TIMES RESTAURANTS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0003821401
                     ------------------------------------
                                 (CUSIP Number)

      DARREN R. HENSLEY, ESQ., JACOBS CHASE FRICK KLEINKOPF & KELLEY LLC
   1050 SEVENTEETH STREET, STE. 1500, DENVER, COLORADO 80265  (303) 685-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                May 28, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                                Page 2 of 15 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

               THE BAILEY COMPANY, LLLP, IRS # 84-0584467
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               COLORADO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             846,512
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       846,512
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       846,512
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        39.5%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 3 of 15 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                THE ERIE COUNTY INVESTMENT CO., IRS #34-4227790
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               OHIO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             888,292
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       861,192
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       888,292
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        41.5%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 4 of 15 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

               PAUL T. BAILEY
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               PF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                             27,700
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             888,292
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                               27,700
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       861,192
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       915,992
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        42.8%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 15 Pages

                                Amendment No. 4
                                to Schedule 13D

     This amended statement relates to the shares of Common Stock, $0.001 par value ("Common Stock"), of Good Times Restaurants Inc., a Nevada corporation (the "Company"). Items 3, 4, 5, 6 and 7 of a Statement on Schedule 13D previously filed by The Erie County Investment Co., an Ohio corporation ("Erie"), The Bailey Company, LLLP, a Colorado limited liability limited partnership f/k/a The Bailey Company ("Bailey"), and Mr. Paul T. Bailey, an individual ("Mr. Bailey"), are amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     No change except for the addition of the following:

     Pursuant to the terms of the Letter Agreement (as defined in Item 4 below), on May 28, 1999 Bailey purchased 250,000 shares of Common Stock (the "June Stock") from the Company in exchange for a purchase price of $3.00 per share for an aggregate purchase price of $750,000 (the "Purchase Price") and the issuance of the Warrant (as defined in Item 4 below). The Purchase Price was funded out of Bailey's working capital.

     Within the past sixty (60) days, Mr. Bailey acquired an aggregate of 5,700 shares of Common Stock in open market transactions as set forth below:


                                                        Purchase Price
                      Number of Shares of               Per Share
Date                  Common Stock                      of Common
                                                        Stock
----------------------------------------------------------------------
4/6/99                5,000                             $3.00

4/20/99                 200                             $3.00

4/21/99                 500                             $3.00


Such acquisitions were funded out of Mr. Bailey's personal funds.

Item 4.  Purpose of Transaction.
-------------------------------

     No change except for the addition of the following:

     The Company and Bailey entered into a letter agreement on March 16, 1999 (the "Letter Agreement") pursuant to which on May 28, 1999 Bailey purchased the June Stock from the Company for the Purchase Price. At the closing of the purchase of the June Stock, the Company

                                                              Page 6 of 15 Pages


issued to Bailey a warrant (the "Warrant") to purchase up to 25,000 shares of Common Stock (the "Warrant Stock") at an exercise price of $4.00 per share. The Warrant expires upon the earlier to occur of (i) March 31, 2004, or (ii) the acquisition of substantially all of the assets or capital stock of the Company (the "Acquisition"); provided, however, that the Company shall provide the holder of the Warrant thirty days prior written notice of an Acquisition and such holder shall have the right to exercise the Warrant prior to the Acquisition. The Warrant contains customary terms and conditions, including antidilution provisions. Bailey may not sell the June Stock or the Warrant Stock prior to June 30, 2001 other than pursuant to a transaction (i) not involving a public trading market for the Common Stock, or (ii) involving the acquisition of substantially all of the capital stock of the Company. The Warrant is attached hereto as Exhibit 4.2 and is incorporated herein by reference in its entirety, and the foregoing summary of the terms thereof are qualified by reference to the actual Warrant. The Letter Agreement was previously filed as Exhibit 10.6 to this Statement on Schedule 13D and is incorporated herein by reference in its entirety, and the foregoing summary of the terms thereof are qualified by reference to the actual Letter Agreement.

     The Registration Rights Agreement previously filed as Exhibit 4 to this Statement on Schedule 13D and incorporated herein by reference in its entirety is amended by the Letter Agreement to provide the registration rights thereunder to Bailey with respect to the June Stock and the Warrant Stock.

     Other than the transactions set forth herein, none of Bailey, Erie or Mr. Bailey has any plans or proposals that would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     No change except for the restatement of (a) and (b) and the addition to (c) as follows:

     (a) Bailey beneficially owns 846,512 shares of Common Stock, which represent approximately 39.5% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of March 31, 1999 as reported by the Company in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999 and the issuance of the June Stock and the Warrant Stock (the "Outstanding Shares")), 25,000 of which Bailey has the right to acquire upon exercise of the Warrant. Erie and Mr. Bailey beneficially own 41,780 shares and 27,700 shares of Common Stock, respectively, which represent approximately 2.0% and 1.3%, respectively, of the Outstanding Shares. Erie and Mr. Bailey may be deemed to beneficially own the 846,512 shares of Common Stock beneficially owned by Bailey and Mr. Bailey may be deemed to beneficially own the 41,780 shares of Common Stock beneficially owned by Erie. Erie and Mr. Bailey disclaim beneficial ownership of any shares of Common Stock beneficially owned by Bailey and Mr. Bailey disclaims beneficial ownership of any shares of Common stock beneficially owned by Erie.

                                                              Page 7 of 15 Pages


     (b) Bailey, Erie and Mr. Bailey may be deemed to share voting and dispositive power over the 846,512 shares of Common stock beneficially owned by Bailey. Erie and Mr. Bailey may be deemed to share voting and dispositive power over 14,680 shares of Common Stock beneficially owned by Erie and voting power over 27,100 shares of Common Stock sold by Erie to its employees. Mr. Bailey has sole voting and dispositive power over the 27,700 shares of Common Stock held by Mr. Bailey.

     (c) Other than the issuance of the Warrant and the June Stock and the purchases of Common Stock by Mr. Bailey as set forth in Item 3 above and incorporated herein by reference in its entirety, in the past 60 days, none of Bailey, Erie or Mr. Bailey has effected any transaction in the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     No change except for addition of the following:

     The description of the Letter Agreement in Item 4 above is incorporated herein by reference in its entirety. The description of the Warrant in Item 4 above is incorporated herein by reference in its entirety.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

     No change except for addition of the following:

          Exhibit 4.2 Warrant dated April 15, 1999 and deemed issued on May 28, 1999 to Bailey by the Company.

          Exhibit 24 Limited Power of Attorney dated March 29, 1999 executed by Mr. Bailey in favor of William D. Whitehurst.

--------------------                                 ---------------------------
CUSIP No. 0003821401                                      Page 8 of 15 Pages
--------------------                                 ---------------------------
                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           June 7, 1999
                        ____________________________________
                        (Date)

                        THE BAILEY COMPANY, LLLP, a Colorado limited liability limited partnership

                        By:  THE ERIE COUNTY INVESTMENT CO., an Ohio
                             corporation, its general partner

                        By:  /s/ William D. Whitehurst
                             ________________________________________
                             William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           June 7, 1999
                         ________________________________________________
                         (Date)

                              THE ERIE COUNTY INVESTMENT CO., an Ohio
                              corporation

                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           June 7, 1999
                         ________________________________________________
                         (Date)


                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              Paul T. Bailey
                              By: William D. Whitehurst
                                  By Power of Attorney